UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Plan Year Ended August 31, 2002

MEADWESTVACO CORPORATION
THE MEAD CORPORATION EMPLOYEES STOCK PURCHASE PLAN
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, Connecticut 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

MeadWestvaco Corporation
The Mead Corporation Employees Stock Purchase Plan
Exact name of registrant
as specified in charter

0001159297
Registrant CIK Number

11-K
Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

333-81634
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, January 10, 2003.

The Mead Corporation Employees
Stock Purchase Plan
(Registrant)

By [signature]
Karen R. Osar
Chairperson of the Benefit Plans Investment
Policy Committee,
MeadWestvaco Corporation

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for The Mead Corporation Employees Stock Purchase Plan ("Plan"):

Financial Statements		Page No.
1.	Reports of Independent Accountants	1-2
2.	Statements of Financial Condition at August 31, 2002 and August 31, 2001	3
3.	Statements of Income and Changes in Participant's Equity for Benefits for the Plan Years ended August 31, 2002, August 31, 2001and August 31, 2000	4
4.	Notes to Financial Statements	5
5.	Consents of Independent Accountants	7-8
6.	Signatures	9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
111 Virginia Street
Suite 300
Richmond VA 23219
Telephone (804) 697 1900
Facsimile (804) 697 1999

Report of Independent Accountants

To the Plan Administrator of the Mead Corporation
Employees Stock Purchase Plan:

In our opinion, the accompanying statement of financial condition and statement of income and changes in participants' equity present fairly, in all material respects, the financial condition of the Mead Corporation Employees Stock Purchase Plan (the "Plan") at August 31, 2002, and the results of its operations and the changes in participants' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 20, 2002

INDEPENDENT AUDITORS' REPORT

Members of the Corporate Benefits Committee
The Mead Corporation Employees Stock Purchase Plan
Dayton, Ohio

We have audited the accompanying statement of financial condition of The Mead Corporation Employees Stock Purchase Plan (the "Plan") as of August 31, 2001, and the related statements of income and changes in participants' equity for each of the two years in the period ended August 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at August 31, 2001, and the results of its operations and the changes in participants' equity for each of the two years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 8, 2001
Dayton, Ohio

The Mead Corporation Employees Stock Purchase Plan
Statements of Financial Condition
As of August 31, 2002 and 2001

	2002	2001
Assets		
Company common shares, at fair value	$ 920,933	$ 1,867,124
Dividends receivable	8,379	9,056
Money market fund	39,137	16,020
Participants' payroll receivable	29,279	33,270
Company match receivable	31,410	25,970
	$ 1,029,138	$ 1,951,440
Liabilities		
Current plan year distribution due to participating employees	$ 1,029,138	$ 1,948,846
Amounts due to terminated employees and estates of Deceased employees	-	2,594
	$ 1,029,138	$ 1,951,440

The accompanying notes are an integral part of these financial statements.

The Mead Corporation Employees Stock Purchase Plan
Statements of Income and Changes in Participants' Equity
For the Years Ended August 31, 2002, 2001 and 2000

	2002	2001	2000
Increases in Participants' Equity			
Investment income - dividends on Company common shares	$ 27,235	$ 23,039	$ 20,736
Unrealized (depreciation) appreciation of Company common shares, net	(320,842)	288,470	(304,002)
Contributions and deposits:			
Company match	97,529	119,619	134,313
Participating employees	1,272,162	1,554,846	1,669,767
Total increases	1,076,084	1,985,974	1,520,814
Decreases in Participants' Equity			
Cash distributions to withdrawn, terminated or deceased employees	37,682	29,355	48,601
Cash distributions	9,264	11,743	15,374
Company common share distributions:			
44,188 shares – 2002	1,029,138	-	-
58,520 shares – 2001	-	1,944,876	-
55,506 shares – 2000	-	-	1,456,839
Total decreases	1,076,084	1,985,974	1,520,814
Net Change in Participants' Equity			
Participants' equity:			
Beginning of plan year	-	-	-
End of plan year	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

The Mead Corporation Employees Stock Purchase Plan
Notes to Financial Statements

1. Plan Description

The following description of The Mead Employees Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. On January 29, 2002, The Mead Corporation and Westvaco Corporation completed a merger forming MeadWestvaco Corporation (along with its subsidiaries, the "Company"). At the direction of the Company, the trustee did not purchase Mead common shares from September 1, 2001 through the merger date. Therefore, there was no conversion of Mead common shares to MeadWestvaco common shares necessary.

The Plan permits certain employees of the Company to purchase Company common shares through payroll deductions. Generally, eligible participants must be full-time hourly employees over the age of twenty-one with one year of service and must be employed at a location specified in the Plan and citizens of the United States of America.

The Company makes matching contributions to the Plan on behalf of the participants at a rate of 12.5% of participants' contributions.

The Plan distributes common shares of the Company to participants after the end of each Plan fiscal year. Generally, employees who cease employment or voluntarily withdraw from the Plan during the year receive a cash refund of their contributions.

The Mead Corporation Employees Stock Purchase Plan
Notes to Financial Statements Common Shares of the Company

2. Common Shares of the Company

The principle followed in determining the cost of securities purchased and distributed is average cost. The fair value of the Company's common shares at each date presented was determined using the closing market price on the respective days. The Plan's transactions related to common shares of the Company are as follows:

	Number of Shares	Shares at Cost	Unrealized Appreciation (Depreciation)	Shares at Market Value
Balance - August 31, 1999	53,648	$ 1,810,431	$ 191,310	$2,001,741
Shares purchased	53,166	1,762,974		
Shares distributed	(53,944)	(1,853,280)	(189,856)	
Depreciation			(304,002)	
Balance - August 31, 2000	52,870	1,720,125	(302,548)	$1,417,577
Shares purchased	58,807	1,614,559		
Shares distributed	(55,506)	(1,727,071)	273,589	
Appreciation			288,470	
Balance - August 31, 2001	56,171	1,607,613	259,511	$1,867,124
Shares purchased	41,891	1,314,589		
Shares distributed	(58,520)	(1,681,329)	(258,609)	
Depreciation			(320,842)	
Balance - August 31, 2002	39,542	$ 1,240,873	$ (319,940)	$ 920,933

3. Taxes

All of the income of the Plan will be distributed to, and is taxable directly to, the participants. Accordingly, no income will be taxable to the trust which forms a part of the Plan; therefore, no provision for income taxes is required for the Plan. Under the grantor trust rules of the Internal Revenue Code Section 671, the trust, which forms a part of this Plan, is not a tax paying entity. Matching contributions are taxable as additional compensation to the participants.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81634) of MeadWestvaco Corporation of our report dated December 20, 2002 relating to the financial statements of The Mead Corporation Employees Stock Purchase Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, Virginia
January 7, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-81634) of MeadWestvaco Corporation of our report dated November 8, 2001, appearing in this Annual Report on Form 11-K of The Mead Corporation Employees Stock Purchase Plan for the year ended August 31, 2001.

Deloitte & Touche LLP

Dayton, Ohio
January 7, 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE MEAD CORPORATION EMPLOYEES STOCK PURCHASE PLAN

By: Karen R. Osar
Karen R. Osar
Chairperson of the Benefit Plans Investment Policy Committee

By: Maria L. Payne
Maria L. Payne
Chairperson of the Benefit Plans Administration Committee

By: Eric J. Lancellotti
Eric J. Lancellotti
Plan Administrator

DATED JANUARY 10, 2003